May 28, 2008

BY EDGAR

Song P. Brandon, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	Interpharm Holdings, Inc.
Preliminary Information Statement
Filed: May 14, 2008

Dear Ms. Brandon:

Reference is made to your comment letter, dated May 22, 2008 to our client, Interpharm Holdings, Inc. (the “Company”), relating to the subject amendment to preliminary information statement (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

1. We note your disclosure on page 20 under the section entitled "Interest of Certain Persons in Matters to be Acted Upon." It is unclear the order of payment that will be given priority from the sales proceeds. Please revise your document to provide a clearer priority of payments that individuals and entities will receive from the sales proceeds.

We have revised the section accordingly.

2. Please revise your disclosure to provide the amount of proceeds that insiders of the company and affiliates could receive in connection with the sales. This information should preferably be set forth in tabular format.

We have revised the section entitled "Interest of Certain Persons in Matters to be Acted Upon." to specify the amount of proceeds from the asset sale that insiders of the Company are expected to receive. We have included such information in tabular format with footnotes.

3. Please disclose the total redemption amount of the Series A-1 and Series D-1 Preferred Stock.

We have revised Paragraph 5 of the section entitled "Interest of Certain Persons in Matters to be Acted Upon" to include the total redemption amount of the outstanding Series D-1 Preferred Stock as of May 27, 2008 and have revised Paragraph 7 of such section to include the total redemption amount of the outstanding Series A-1 Preferred Stock as of May 27, 2008.

4. Please disclose the amount to be paid to common stockholders on a per share basis. If this amount cannot be determined, please explain why you cannot provide this information and provide an estimated range.

We have revised the section entitled “The Company’s Plans Following the Asset Sale” to include such information in what is now the last sentence of the sixth paragraph of such section.

In addition to addressing the comments of the staff, we have updated certain information in the preliminary information statement, including adding a subsection entitled “Receipt and Consideration of Unsolicited Proposals After Signing of Asset Purchase Agreement” of the section entitled “Background of the Asset Sale” to discuss the Company’s receipt and consideration of certain bids after the asset purchase agreement with Amneal was signed.

On behalf of the Company I represent as follows:

(a)	the Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Darren Ofsink

Darren Ofsink